SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 13, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRTP3: R$19.61 / 1,000 shares BRTP4: R$24.45 / 1,000 shares BRP: US$41.73 / ADR Market Value: R$8,073 million Closing Price: February 11, 2004

Brasil Telecom
Participações S.A.

Consolidated Earnings Release

4th Quarter of 2003
Non-audited

  Brasília, February 12, 2004.

Table of Contents

Highlights
Consolidated Income Statement
Table 1: Consolidated Income Statement
Operating Performance
Plant
Table 2: Plant
Graph 1: Plant Evolution
Graph 2: ADSL Accesses
Targets
Traffic
Table 3: Traffic
Graph 3: DLD Market Share
Tariffs
Subsidiaries
Financial Performance
Revenue
Table 4: Consolidated Operating Gross Revenues
Graph 4: Gross Revenue Breakdown
Graph 5: Revenues from Data Communication
Costs and Expenses
Table 5: Consolidated Operating Costs and Expenses
Graph 6: Operating Costs and Expenses Breakdown (Excluding Depreciation)
Graph 7: LIS/Employee
Graph 8: Accounts Receivable / Gross Revenue Ratio
Table 6: Gross Accounts Receivable
Ebitda
Table 7: EBITDA Margin – Gains and Losses
Financial Result
Table 8: Consolidated Financial Result
Table 9: Interest on shareholders’ equity credited in 2003
Other Items
Net Result
Balance Sheet
Table 10: Consolidated Balance Sheet
Table 11: Balance Sheet of the Holding
Indebtedness
Table 12: Indebtedness
Tabela 13: Indebtedness by Currency
Table 14: Amortization Schedule of Long Term Debt
Investments in the Permanent Assets
Table 15: Breakdown of Investments in the Permanent Assets
Cash flow
Table 16: Consolidated Cash Flow
Stock Market
Table 17: Stock Performance
Graph 9: Stock Performance in 403 – Bovespa and NYSE
Table 18: Share in the Theoretical Portfolio
Shareholders Structure
Table 19: Shareholders Structure
Corporate Governance
New Products and Services
Recognition
Recent Events
Indicators
Table 20: Evolution of the Indicators
Next Events
IR Contacts
Media Contact

FOCUS ON THE QUARTER

Focus on the Quarter

Increase of 17.8% in the ADSL accesses in service

Data communication revenue 15.3% higher

Decrease of 4.5% in the Gross Accounts Receivable

Net debt 23.1% lower

Free cash flow of R$521.7 million

EBITDA of R$939.3 million, not considering the non-recurring items

EBITDA margin of 45.3%, not considering the non-recurring items

Total CAPEX of R$400.2 million, a decrease of 37.8% in relation to 4Q02

Highlights

Brasilia, February 12, 2004 – Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announces its consolidated results for the fourth quarter of 2003 (4Q03).

Anatel approved the Brasil Telecom targets certification on January 15, 2004. On January 20, 2004, the Company made public the intention to exercise the call option on MetroRed and Vant. On the 22 nd , following the publication of the amendment to the concession agreements in the Federal Official Journal, Brasil Telecom began to offer inter-regional and international long-distance services.

With the targets certification, Brasil Telecom is also able to launch its mobile operation, which coverage already reaches more than 50% of the metropolitan areas of all Region II capital cities.

Operating Performance

The installed plant of Brasil Telecom reached 10,686 thousand lines, an increase of 0.1% and 1.3% in relation to 3Q03 and 4Q02, respectively.

The plant in service achieved 9,851 thousand lines, 0.4% and 4.1% above the amount registered in the 3Q03 and 4Q02, respectively.

The 42 thousand lines in service added in the quarter contributed to the utilization rate growth, which reached 92.2% at the end of December, 0.3 p.p. and 2.4 p.p. above the amount registered in 3Q03 and 4Q02, respectively.

At the end of 4Q03, Brasil Telecom reached 281.9 thousand ADSL accesses in service , representing a growth of 17.8% and 100.4% in relation to 3Q03 and 4Q02, respectively.

Productivity Ratio stood at 1,871 LIS/employee at the end of 4Q03, against 1,859 in 3Q03. The higher productivity ratio was due to a 0.4% increase in the plant in service combined with a net reduction of 13 employees in 4Q03.

The local traffic remained stable in relation to 3Q03 and DLD traffic grew 2.0% at the same comparison, before excluding the identified frauds.

Brasil Telecom launched BrTurbo Asas , a Wi-Fi technology service that allows high speed Internet access through a wireless network.

Financial Performance

Net revenue in 4Q03 reached R$2,073.2 million, a growth of 1.0% and 10.6% in relation to the one observed in 3Q03 and 4Q02, respectively.

Net revenue/Average LIS /month in 4Q03 reached R$70.3, against R$70,0 in 3Q03.

Revenue from data communication in 4Q03 reached R$220.4 million, 15.3% and 57.3% above the amount registered in 3Q03 and 4Q02, respectively.

EBITDA of R$939.3 million in 4Q03, not considering the non-recurring items. Thus, EBITDA margin would be 45.3%.

Considering the non-recurring items, EBITDA in the 4Q03 was R$574.3 million and EBITDA margin was 27.7%.

Focus on 12 Months

Increase of 100.4% in the ADSL accesses in service

Net Revenue of 2003 grows 11.9%, reaching R$7.9 billion

Data communication revenue 51.9% higher

EBITDA of R$3,669.1 million, not considering the non-recurring items

Net earnings of R$145.1 million

Net debt is 28.9% lower

Capex in fixed telephony of R$1.3 billion, a reduction of 32,8% in relation to 2002

Free cash flow of R$1,053.5 million in 2003

Average debt cost of 74.1% of CDI, or 17.2% a.a.

EBITDA of R$3,669.1 million in 2003 , not considering the non-recurring items. EBITDA margin would be 46.4% at the year .

Considering the non-recurring items related to 4Q03, EBITDA of 2003 was R$3,304.1 million.

Due to the credit recovery campaign , R$26.2 million was recovered in 4Q03, against R$18.1 million in 3Q03.

Brasil Telecom hedged 66.7% of the debt pegged to exchange variations.

The accumulated debt cost in 2003 is 17.2% or 74.1% of Interbank Domestic Rate for the period.

The financial result in 4Q03 was negative in R$236.2 million, due to the credit of interest on shareholders' equity in the amount of R$98.2 million.

	Net Debt

	Debt BRP (R$ Million)	Dec 2002	Sep 2003	Dec 2003	Δ Quarter	Δ Year

	Total Debt	4,176.2	3,988.0	3,790.0	-5.0%	-9.2%
	(-) Cash	1,596.2	1,604.2	1,956.7	22.0%	22.6%
	Net Debt	2,580.0	2,383.8	1,833.3	-23.1%	-28.9%

Consolidated net debt was reduced to R$1,833.3 million by the end of December.

The consolidated net debt / shareholder's equity ratio of the Company was 29.4% at the end of 4Q03, against 37.4% at the end of 4Q02.

The dollar-denominated debt represented 4.1% of the total debt, totaling R$156.5 million at the end of 4Q03, including the hedge adjustment.

Free cash flow in the year, taking into account the operating cash flow, excluding investment cash flow and paid interest, was positive at R$1,053.5 million, an increase of 71.2% in relation to 2002.

Excluding the amount disbursed in Globenet, MetroRed and iBest acquisitions, the free cash flow would be R$1,315.2 million.

	Financial Indicators

	Financial Indicators	4Q02	3Q03	4Q03	Δ Quarter	Δ 12 Months

	EBITDA / Interest Expenses	7,66	5,55	6,70	20,7%	-5,6%
	Net Debt / EBITDA (x4)	0,70	0,62	0,48	-22,6%	-22,4%
	Total Debt / (EBITDA + Financial Revenue) (x4)	1,07	0,96	0,90	-6,4%	6,9%
	EBITDA (x4) / Lines in Service	$389	$391	$387	-1,0%	4,4%
	EBITDA (x4) / Employees (thousand)	$661	$728	$725	-0,4%	21,5%

	* EBITDA without effects of non-recurrent items

Consolidated Income Statement

Table 1: Consolidated Income Statement

R$ Million	4Q02	3Q03	4Q03	Δ Quarter	Δ12 Months	12M02	12M03	Δ Year

GROSS REVENUES	2,619.4	2,877.1	2,899.8	0.8%	10.7%	9,839.7	11,077.4	12.6%
Local Service	1,108.5	1,180.8	1,165.7	-1.3%	5.2%	4,121.1	4,442.5	7.8%
Public Telephony	87.0	92.3	115.4	25.0%	32.6%	341.8	394.5	15.4%
Long Distance Service	339.8	391.0	377.1	-3.5%	11.0%	1,363.7	1,450.5	6.4%
Fixed-Mobile Calls	576.0	643.9	613.9	-4.7%	6.6%	2,169.1	2,536.0	16.9%
Interconnection	221.8	203.9	215.7	5.8%	-2.7%	785.8	835.3	6.3%
Lease of Means	54.8	51.8	60.9	17.6%	11.1%	235.5	215.5	-8.5%
Data Communication	140.1	191.1	220.4	15.3%	57.3%	503.1	764.1	51.9%
Supplementary and Value Added Services	82.7	95.8	91.0	-5.0%	10.1%	286.6	348.2	21.5%
Other	8.7	26.6	39.6	48.9%	356.8%	33.2	90.9	173.9%

Deductions	(745.4)	(823.7)	(826.6)	0.4%	10.9%	(2,768.3)	(3,162.2)	14.2%
NET REVENUES	1,874.0	2,053.4	2,073.2	1.0%	10.6%	7,071.4	7,915.2	11.9%

COSTS & OPERATING EXPENSES	(952.9)	(1,093.5)	(1,498.9)	37.1%	57.3%	(3,736.8)	(4,611.1)	23.4%
Personnel	(87.3)	(97.2)	(145.7)	49.8%	66.9%	(402.7)	(434.1)	7.8%
Materials	(20.6)	(22.3)	(24.6)	10.4%	19.3%	(85.3)	(89.8)	5.2%
Subcontracted Services	(304.9)	(330.7)	(365.1)	10.4%	19.8%	(1,137.2)	(1,297.0)	14.0%
Interconnection	(406.4)	(455.6)	(461.3)	1.2%	13.5%	(1,526.5)	(1,772.1)	16.1%
Advertising and Marketing	(26.0)	(28.5)	(28.3)	-0.8%	8.8%	(117.6)	(85.5)	-27.3%
Provisions and Losses	(56.2)	(85.2)	(410.6)	N.A.	N.A.	(292.7)	(658.0)	124.8%
Other	(51.5)	(74.0)	(63.3)	-14.4%	23.0%	(171.5)	(274.6)	60.1%

EBITDA	921.1	959.9	574.3	-40.2%	-37.7%	3,334.6	3,304.1	-0.9%
Depreciation and Amortization	(520.4)	(529.8)	(505.0)	-4.7%	-3.0%	(2,002.0)	(2,081.6)	4.0%

OPERATING PROFIT BEFORE FINANCIAL RESULT	400.7	430.1	69.3	-83.9%	-82.7%	1,332.6	1,222.5	-8.3%

Financial Result	(180.3)	(129.3)	(236.2)	82.7%	31.0%	(601.0)	(914.1)	52.1%
Financial Revenues	51.7	76.4	98.6	29.1%	90.6%	313.8	354.2	12.9%
Financial Expenses	(158.0)	(205.7)	(236.6)	15.0%	49.8%	(644.2)	(964.4)	49.7%
Interest on Shareholders' Equity	(74.1)	(98.2)	-	N.A.	32.6%	(270.6)	(304.0)	12.3%

OPERATING PROFIT AFTER FINANCIAL RESULT	220.5	300.8	(166.9)	N.A.	N.A.	731.5	308.4	-57.8%

Non-Operating Revenues (Expenses)	(34.1)	(30.5)	(365.5)	N.A.	N.A.	(144.1)	(473.4)	228.5%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%	(124.0)	(124.0)	0.0%
Other	(3.1)	0.5	(334.5)	N.A.	-100.0%	(20.1)	(349.4)	1637.2%

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	186.3	270.3	(532.5)	N.A.	N.A.	587.4	(165.0)	N.A.

Income and Social Contribution Taxes	(56.1)	(105.8)	154.7	N.A.	N.A.	(221.7)	1.4	N.A.

EARNINGS BEFORE PROFIT SHARING	130.2	164.5	(377.8)	N.A.	N.A.	365.7	(163.7)	N.A.

Profit Sharing	(13.3)	(14.5)	32.4	N.A.	N.A.	(42.6)	(3.5)	-91.8%

Minority Interest	(61.8)	(33.4)	105.6	N.A.	N.A.	(150.7)	8.4	N.A.

EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	55.1	116.6	(239.8)	N.A.	N.A.	172.4	(158.8)	N.A.

Reversion of Interest on Shareholders' Equity	74.1	98.2	-	N.A.	32.6%	270.6	304.0	12.3%

NET EARNINGS	129.1	116.6	(141.6)	N.A.	N.A.	443.0	145.1	-67.2%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%	124.0	124.0	0.0%

NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	160.1	147.6	(110.6)	N.A.	N.A.	567.0	269.2	-52.5%

Net Earnings (Losses)/1,000 shares - R$	0.3666	0.3270	(0.3971)	N.A.	N.A.	1.2577	0.4069	-67.6%
Net Earnings (Losses)/ADR - US$	0.5178	0.5593	(0.6792)	N.A.	N.A.	1.7764	0.7042	-60.4%

Operating Performance

Plant

Table 2: Plant

PLANT	4Q02	3Q03	4Q03	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,548	10,678	10,686	0.1%	1.3%
Additional Lines Installed (Thousand)	4	22	9	-58.7%	137.9%

Lines in Service - LIS (Thousand)	9,465	9,809	9,851	0.4%	4.1%
Residential	6,862	7,168	7,166	0.0%	4.4%
Non-Residential	1,540	1,567	1,566	-0.1%	1.7%
Public Telephones	293	297	296	-	1.0%
Pre-paid	206	232	266	15.1%	29.3%
Other (including PBX)	564	544	546	0.2%	-3.3%
Additional LIS (Thousand)	237	68	42	-38.8%	-82.4%

Average LIS (Thousand)	9,347	9,775	9,830	0.6%	5.2%

LIS/100 Inhabitants	23	23	23	-0.1%	1.5%
Public Telephones/1,000 Inhabitants	7	7	7	-0.6%	-1.4%
Public Telephones/100 Lines Installed	3	3	3	-0.2%	-0.3%

Utilization Rate	89.7%	91.9%	92.2%	0.3 p.p.	2.4 p.p.

Digitization Rate	99.0%	99.0%	99.0%	0.1 p.p.	0.2 p.p.

ADSL Lines in Service (Thousand)	141	239	282	17.8%	100.4%

Lines Installed	In 4Q03, Brasil Telecom installed 8.9 thousand lines, ending the year with 10.7 million terminals. In relation to 4Q02, the plant registered an increase of 138.5 thousand lines.

Graph 1: Plant Evolution

Lines in Service

Plant in service totaled 9.9 million lines in 2003, due to the addition of 385.7 thousand lines in the year, representing a growth of 4.1% during 2003. The addition of residential lines accounted for 78.8% of this total amount. Pre-paid lines increased by 29.3% in the year.

During the quarter, Brasil Telecom continued with its policy of not disconnecting defaulting customers at switching centers with idle capacity.

Utilization Rate	The utilization rate stood at 92.2% in 4Q03, against 89.7% in 4Q02, resulting from the growth of 1.3% in the plant installed, combined with an increase of 4.1% in the plant in service.

ADSL	Brasil Telecom doubled its ADSL accesses in service in just one year, reaching 281.9 thousand accesses at the end of 2003.

In December 2003, average gross revenue per subscriber reached R$94.0, a 26% growth in relation to the rate registered in December 2002. This growth was a result of the incentive to sell accesses with greater speeds, migration of plans and the tariff adjustment of June.

Graph 2: ADSL Accesses

Targets

Quality Targets

In 4Q03, Brasil Telecom accomplished all of the quality goals predicted in the General Plan of Quality Targets established by Anatel in relation to the offering of switched fixed telephony service, in long-distance and local segments.

Universalization Targets

At a meeting held by Anatel’s Board of Directors on January 14 and 15, 2004, Brasil Telecom received approval for the achievement of the universalization targets. At the same occasion, Brasil Telecom received authorization to:

1.

provide local and DLD fixed telephone services in Regions I (Telemar’s Region) and III (Telefonica’s Region), as well as in the sectors 20, 22 and 25 of Region II, corresponding to the operation areas of the concessionaries Sercomtel (Londrina, PR) and CTBC Telecom (partial territories of São Paulo, Minas Gerais, Goiás and Mato Grosso do Sul states);

2.	provide international long distance (ILD) fixed telephone service in Regions I, II and III of the General Concession Plan;
3.	originate DLD calls, through Amendment to the Concession Contracts, to any place within the Brazilian territory;

Regarding the PCS, Anatel authorized Brasil Telecom to use radio frequency for its mobile operation.

Traffic

Table 3: Traffic

TRAFFIC	4Q02	3Q03	4Q03	Δ Quarter	Δ12 Months

Exceeding Local Pulses (Million)	3,255.6	3,098.9	2,927.4	-5.5%	-10.1%

Domestic Long Distance Minutes (Million)	1,755.9	1,709.4	1,559.4	-8.8%	-11.2%

Fixed-Mobile Minutes (Million)	1,142.9	978.5	991.0	1.3%	-13.3%

Exceeding Pulses/Average LIS/Month	116.1	105.7	99.3	-6.1%	-14.5%
DLD Minutes/Average LIS/Month	62.6	58.3	52.9	-9.3%	-15.6%
Fixed-Mobile Minutes/Average LIS/Month	40.8	33.4	33.6	0.7%	-17.6%

Exceeding Local Pulses

Billed local traffic remained stable in comparison to 3Q03. However, due to the ongoing improvement of the ascertainment revenue process and to the implementation of tools aiming at fraud’s detection and elimination, the Company has been carrying out, in a more promptly way, the interruption of that traffic and not considering that in revenues anymore. Due to these measures, local traffic registered a 5.5% drop.

Domestic Long-Distance Traffic	In 4Q03, DLD traffic grew 2.0% in relation to the previous quarter, before excluding the effects of the identified frauds.

DLD Market Share	The DLD market share of Brasil Telecom in the intra-sector segment reached 89.4% in 4Q03, while in the intra-regional segment Brasil Telecom registered 76.0%.

Graph 3: DLD Market Share

Fixed-Mobile Traffic

Fixed-Mobile traffic grew 3.1% in 4Q03, before excluding the effects of the identified frauds. After this effect fixed-mobile traffic totaled 1.0 billion minutes in 4Q03, out of which 91.7% refers to VC-1 calls, 6.7% to VC-2 calls and 1.6% to VC-3 calls.

Tariffs

Recent Higher Justice Court Decision keeps IPCA Adjustment

The recent decision of Higher Justice Court in relation to the rate readjustment did not alter the current situation in relation to the percentages granted and applied on June 29, 2003. It is worth mentioning that the merit of the question has not yet been judged.

Fixed-Mobile Adjustment	Anatel released, on February 09, 2004, the authorized fixed-mobile tariff adjustments. The average adjustments were 6.99% and 9.17% for VC and VU-M, respectively.

Subsidiaries

Brasil Telecom Celular

In 2003, the main platforms which will be used for the mobile service operation, with emphasis on the prepaid service, voice mail, short messages (SMS), multimedia messages (MMS), data services (WAP, OTA, Middleware) and anti-fraud platforms were defined and contracted.

Brasil Telecom Celular already counts on 146 installed Base Transceiver Stations - BTS, which assures the coverage of more than 50% of the metropolitan area in the ten capital cities of Region II, well over the amount required by Anatel. The minimum coverage required was of at least 50% of the metropolitan area in at least six capital cities in Region II, since there are no cities in the region with more than 500 thousand inhabitants.

The detailing of the mobile strategy was concluded and the bases of the launching offers aimed at attracting and maintaining the clients were outlined. In this stage, innovative and isonomic offers related to the synergy existing between the fixed and mobile operations were enhanced. The first test performed was an offer extended to the employees of Brasil Telecom and their appointees, which were able to acquire accesses with special financing conditions. The offer was successful considering that 11,000 people showed an interest in acquiring postpaid accesses from Brasil Telecom Celular.

Financial Performance

Revenue

Table 4: Consolidated Operating Gross Revenues

R$ Million	4Q02	3Q03	4Q03	Δ Quarter	Δ 12 Months	12M02	12M03	Δ Year

GROSS REVENUES	2,619.3	2,877.1	2,899.8	0.8%	10.7%	9,839.7	11,077.4	12.6%

Local Service	1,108.5	1,180.8	1,165.7	-1.3%	5.2%	4,121.1	4,442.5	7.8%
Installation	6.0	12.9	8.9	-31.2%	48.8%	32.6	35.5	8.9%
Basic Subscription	727.7	749.5	748.6	-0.1%	2.9%	2,656.6	2,867.2	7.9%
Measured Service	345.9	388.5	378.7	-2.5%	9.5%	1,314.8	1,427.2	8.5%
Lease of Lines	0.8	0.6	0.6	5.3%	-21.3%	5.2	2.2	-57.3%
Other	28.2	29.3	29.0	-1.2%	2.8%	111.8	110.3	-1.4%

Public Telephony	87.0	92.3	115.4	25.0%	32.6%	341.8	394.5	15.4%

Long Distance Service	339.8	391.0	377.1	-3.5%	11.0%	1,363.7	1,450.5	6.4%
Intra-Sector	256.6	295.3	281.6	-4.6%	9.8%	1,029.0	1,088.3	5.8%
Intra-Region	83.1	95.5	95.3	-0.2%	14.7%	334.1	361. 7	8.3%
Borderline	0.1	0.1	0.1	-0.9%	1.0%	0.6	0.6	-5.3%

Fixed-Mobile Calls	576.0	643.9	613.9	-4.7%	6.6%	2,169.1	2,536.0	16.9%
VC-1	464.2	516.2	525.8	1.9%	13.3%	1,791.8	2,062.8	15.1%
VC-2	99.0	105.4	69.5	-34.1%	-29.8%	331.6	399.9	20.6%
VC-3	12.8	22.4	18.6	-16.9%	44.9%	45.7	73.2	60.1%

Interconnection	221.8	203.9	215.7	5.8%	-2.7%	785.8	835.3	6.3%
Fixed-Fixed	169.0	150.6	151.3	0.4%	-10.5%	604.5	607.1	0.4%
Mobile-Fixed	52.8	53.2	64.5	21.1%	22.1%	181.3	228.2	25.9%

Lease of Means	54.8	51.8	60.9	17.6%	11.1%	235.5	215.5	-8.5%

Data Communication	140.1	191.1	220.4	15.3%	57.3%	503.1	764.1	51.9%

Supplementary and Value Added Services	82.7	95.8	91.0	-5.0%	10.1%	286.6	348.2	21.5%

Other	8.7	26.6	39.6	48.9%	356.8%	33.2	90.9	173.9%

Deductions	(745.4)	(823.7)	(826.6)	0.4%	10.9%	(2,768.3)	(3,162.2)	14.2%
NET REVENUES	1,873.9	2,053.4	2,073.2	1.0%	10.6%	7,071.4	7,915.2	11.9%

Graph 4: Gross Revenue Breakdown

3Q03

R$2,877 million

4Q03

R$2,900 million

Local Service	Gross revenue from local service reached R$1,165.7 million in 4Q03, a 5.2% increase in relation to 4Q02, basically accompanied by the growth of the average plant in service during the period.

Gross revenue from activation fee totaled R$8.9 million in 4Q03, 48.8% more than the amount registered in 4Q02. This performance is a result of the 480.1 thousand lines activated in the quarter, of which 30% were benefited with promotions.

Gross revenue from basic subscription reached R$748.6 million in the quarter, a growth of 2.9% in comparison to R$727.7 million in 4Q02. This variation can be explained by a 5.2% increase in the average lines in service, compensated by the greater presence of alternative plans.

Gross revenue from measured service totaled R$378.7 million in the 4Q03, an increase of 9.5% in relation to 4Q02, basically due to the tariff readjustment, offset by the effect of frauds.

Public Telephony	Gross revenue from public telephony reached R$115.4 million in 4Q03, a 25.0% increase in comparison to 3Q03.

In spite of the stability in card sales for public phones, there was a higher credit usage in Brasil Telecom’ concession area and a CSC 14 supremacy in long distance calls originated in public telephones.

Domestic Long Distance	Gross revenue from DLD reached R$377.1 million in 4Q03, representing an increase of 11.0% in comparison with 4Q02 due to the tariff readjustment.

Inter-Networks	Gross revenue from fixed-mobile calls reached R$613.9 million in 4Q03, a 6.6% increase in relation to 4Q02, explained by the tariff readjustment, partially offset by traffic reduction.

The operation of CSC 14 in the calls originated from cell phones contributed with revenue of R$37.4 million in 4Q03, against R$42.0 million in 3Q03.

Interconnection

In 4Q03, gross revenue from interconnection grew 5.8% in comparison with 3Q03, performance explained by the 21.1% increase in mobile-fixed calls. The mobile plant in Region II grew 14.6% in 4Q03, jumping from 11.3 million accesses in September of 2003 to 13.0 million accesses in December.

Data Communication	In 4Q03, gross revenue from data communication registered a 15.3% increase, reaching R$220.4 million.

The following trends were registered in the quarter:

• Growth of 17.8% in the number of ADSL accesses in service; • Growth of 8.8% in the number of billed IP dedicated accesses; and • Growth of 5.4% in the number of billed Frame-Relay accesses.

A year ago, gross revenue from data communication represented 5.4% of total revenue, while in 4Q03 the segment started to represent 7.6% of total gross revenue.

Graph 5: Revenues from Data Communication

Supplementary and Value-Added Services	Gross revenue from supplementary and value-added services increased 10.1% in 4Q03, in comparison with 4Q02, totaling R$91.0 million.

In December 2003 there was 5.7 million activated intelligent services, against 4.1 million in December 2002.

Other Revenues	In 4Q03, other revenues reached R$39.6 million, a growth of 356.8% in relation to 4Q02, mainly derived from the services offered by iBest and Globenet.

Gross Revenue Deductions	Gross revenue deductions registered R$826.6 million in the 4Q03, representing 28.5% of gross revenue in the quarter, against 28.6% in the 3Q03.

Net Revenue/Avg LIS/month	Net operating revenue/Average LIS/month registered in the 4Q03 was R$70.3, against R$70.0 in the 3Q03.

Costs and Expenses

Table 5: Consolidated Operating Costs and Expenses

R$ Million	4Q02	3Q03	4Q03	Δ Quarter	Δ12 Months

NET REVENUES	1,874.0	2,053.4	2,073.2	1.0%	10.6%

Costs	(1,150.8)	(1,225.9)	(1,241.5)	1.3%	7.9%
Personnel	(26.2)	(29.8)	(42.0)	41.1%	60.5%
Materials	(18.4)	(20.4)	(23.2)	13.7%	25.9%
Subcontracted Services	(547.6)	(605.5)	(623.9)	3.0%	13.9%
Interconnection	(406.4)	(455.6)	(461.3)	1.2%	13.5%
Other	(141.2)	(149.9)	(162.6)	8.5%	15.1%
Depreciation and Amortization	(492.8)	(486.2)	(455.8)	-6.3%	-7.5%
Other	(65.8)	(84.1)	(96.7)	15.0%	46.9%

GROSS PROFIT	723.2	827.5	831.6	0.5%	15.0%

Sales Expenses	(132.5)	(134.4)	(158.4)	17.8%	19.5%
Personnel	(29.3)	(31.6)	(44.9)	42.4%	53.3%
Materials	(0.6)	(0.8)	(0.6)	-31.1%	0.8%
Subcontracted Services	(94.2)	(99.1)	(110.8)	11.8%	17.6%
Advertising and Marketing	(26.0)	(28.5)	(28.3)	-0.8%	8.8%
Other	(68.2)	(70.6)	(82.5)	16.9%	21.0%
Depreciation and Amortization	(1.4)	(1.3)	(1.3)	1.7%	-8.7%
Other	(7.0)	(1.7)	(0.7)	-56.2%	-89.6%

General and Administrative Expenses	(117.5)	(134.5)	(159.2)	18.4%	35.5%
Personnel	(26.9)	(30.1)	(48.8)	62.0%	81.7%
Materials	(1.1)	(0.7)	(0.6)	-16.6%	-51.4%
Subcontracted Services	(82.4)	(92.6)	(97.4)	5.1%	18.2%
Depreciation and Amortization	(4.2)	(6.7)	(7.9)	16.4%	86.4%
Other	(2.9)	(4.3)	(4.7)	8.1%	59.7%

Information Technology	(54.1)	(71.5)	(84.1)	17.6%	55.6%
Personnel	(5.0)	(5.8)	(9.9)	72.0%	100.5%
Materials	(0.5)	(0.4)	(0.3)	-25.6%	-42.0%
Subcontracted Services	(13.0)	(17.6)	(22.6)	28.5%	73.4%
Depreciation and Amortization	(22.0)	(35.6)	(40.1)	12.6%	82.3%
Other	(13.6)	(12.2)	(11.3)	-7.7%	-17.3%

Provisions and Losses	(56.2)	(85.2)	(410.6)	381.7%	630.7%
Doubtful Accounts	(63.7)	(65.6)	(102.6)	56.3%	61.0%
Contingencies	7.5	(19.6)	(308.0)	1470.8%	N.A.

Other Operating Revenues (Expenses)	37.8	28.2	50.0	77.1%	32.2%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	400.7	430.1	69.3	-83.9%	-82.7%

R$ Million	4Q02	3Q03	4Q03	Δ Quarter	Δ12 Months

COSTS AND OPERATING EXPENSES	(1,473.2)	(1,623.4)	(2,003.9)	23.4%	36.0%
Depreciation and Amortization	(520.4)	(529.8)	(505.0)	-4.7%	-3.0%
Interconnection	(406.4)	(455.6)	(461.3)	1.2%	13.5%
Subcontracted Services	(304.9)	(330.7)	(365.1)	10.4%	19.8%
Personnel	(87.3)	(97.2)	(145.7)	49.8%	66.9%
Provisions and Losses	(56.2)	(85.2)	(410.6)	381.7%	630.7%
Materials	(20.6)	(22.3)	(24.6)	10.4%	19.3%
Advertising and Marketing	(26.0)	(28.5)	(28.3)	-0.8%	8.8%
Other	(51.5)	(74.0)	(63.3)	-14.4%	23.0%

R$ Million	4Q02	3Q03	4Q03	Δ Quarter	Δ12 Months

COSTS AND OPERATING EXPENSES	(1,473.2)	(1,623.4)	(2,003.9)	23.4%	36.0%
(+) Depreciation and Amortization	520.4	529.8	505.0	-4.7%	-3.0%
( +) Provisions and Losses	56.2	85.2	410.6	381.7%	630.7%
(=) CASH COST	(896.7)	(1,008.3)	(1,088.3)	7.90/0	21.4%

Graph 6: Operating Costs and Expenses Breakdown (Excluding Depreciation)

3Q03

R$1,008 million

4Q03

R$1,088 million

Operating Costs and Expenses	Operating costs and expenses totaled R$2,003.9 million in 4Q03, against R$1,623.4 million in the previous quarter.

Cash cost (operating costs and expenses excluding depreciation, amortization, provisions and losses) was R$1,088.3 million in 4Q03.

Net reduction of 13 employees in the quarter

At the end of 4Q03, 5,264 employees were working for Brasil Telecom, against 5,277 in the previous quarter. This reduction is a result of the 130 admissions and 165 dismissals which occurred in the period. In addition, 22 employees of Globenet became employees of Brasil Telecom.

Personnel	Costs and expenses with personnel reached R$145.7 million, due to a change in the profit sharing accounting, reclassified as an operating disbursement.

Excluding the effect of the profit sharing change, the costs and expenses with personnel would have been R$98.3 million, stable in relation to 3Q03.

Productivity	Brasil Telecom reached a productivity ratio of 1,871 LIS/employee in 4Q03, representing an increase of 0.6% in relation to the presented in 3Q03.

Graph 7: LIS/Employee

Subcontracted services	The costs and expenses for third party services, excluding interconnection and advertising & marketing, totaled R$365.1 million in 4Q03.

The R$34.4 million increase in comparison to 3Q03 can basically be explained by higher expenses with: (i) software maintenance; (ii) collection services due to the loss recovery program performed in the quarter; (iii) utilities costs; (iv) maintenance of the data processing plant and equipment; and (v) readjustments related to call center contracts.

Interconnection	Interconnection costs totaled R$461.3 million in 4Q03, stable in relation to the previous quarter.

Expenses with Advertisement and Marketing	Expenses with advertising and marketing totaled R$28.3 million in 4Q03, 0.8% lower in comparison to the previous period.

Losses with Accounts Receivable	The ratio of Losses with Accounts Receivable with gross revenue for 2003 was stable at 2.7% in relation to 2002. Losses with Accounts Receivable totaled R$298.0 million in 2003.

Accounts Receivable	In 4Q03, gross accounts receivable registered a reduction of R$96.7 million in relation to 3Q03.

Net losses in 4Q03 were lower than those observed in 3Q03 due to the credit recovery campaign promoted in the last quarter. A total of R$26.2 million was recovered in 4Q03 against R$18.1 million in 3Q03.

With basis on the evolution of the balance for installments of accounts receivable, Brasil Telecom noticed that a few defaulting clients, in light of the economic slowdown, were not able to honor the commitments assumed. As a result, the Company increased the provisions for doubtful accounts by R$34.9 million.

By deducting allowance for doubtful accounts worth R$183.0 million, Brasil Telecom’s net receivable accounts totaled R$1,859.7 million at the end of 2003.

Graph 8: Accounts Receivable / Gross Revenue Ratio

Table 6: Gross Accounts Receivable

	Dec/02	Mar/03	Jun/03	Sep/03	Dec/03

Total (R$ Million)	1,696.6	1,890.1	2,033.0	2,139.5	2,042.7
Due	56.4%	58.5%	61.6%	64.0%	60.8%
Overdue (up to 30 days)	19.3%	16.1%	14.4%	12.9%	14.6%
Overdue (between 31-60 days)	7.1%	7.1%	6.1%	7.3%	4.7%
Overdue (between 61-90 days)	4.0%	5.0%	3.3%	2.4%	3.9%
Overdue (over 90 days)	13.3%	13.3%	14.6%	13.5%	11.5%

Provision for Contingencies	In 4Q03, provisions for contingencies totaled R$307.8 million.

According to Brasil Telecom’s legal counsel opinion, contingent liabilities were registered in 4Q03, which amounted to R$245.5 million, related to the operations of the Rio Grande do Sul branch, former Companhia Riograndense de Telecomunicações S.A. - CRT, due to events occurred prior to the acquisition of that company, such as labor, civil and tax proceedings, and court costs and success fees.

The appeals filed in higher courts have not reversed the scenario of such legal proceedings. Besides that, recent court decisions regarding such matters indicate the need for reviewing the risk of loss to “probable”.

Other Operating Costs and Expenses/Revenues	Other Operating Costs and Revenues/Expenses totaled R$63.3 million in expenses in 4Q03, a 14.4% reduction in comparison with 3Q03.

Ebitda

Table 7: EBITDA Margin – Gains and Losses

	4T02	Vertical	3T03	Vertical	4T03	Vertical	Δ Trimestre	Δ 12 Meses

GROSS REVENUES	2,619.4	139.8%	2,877.1	140.1%	2,899.8	139.9%	-0.4 p.p.	0.6 p.p.
Local Service	1,108.4	59.1%	1,180.8	57.5%	1,165.7	56.2%	3.6 p.p.	-1.0 p.p.
Public Telephony	87.1	4.6%	92.3	4.5%	115.4	5.6%	-0.9 p.p.	-0.3 p.p.
Long Distance Service	339.8	18.1%	391.0	19.0%	377.1	18.2%	0.4 p.p.	-1.0 p.p.
Fixed-Mobile Calls	580.4	31.0%	643.9	31.4%	613.9	29.6%	-4.1 p.p.	0.4 p.p.
Interconnection	221.8	11.8%	203.9	9.9%	215.7	10.4%	-0.2 p.p.	0.0 p.p.
Lease of Means	54.8	2.9%	51.8	2.5%	60.9	2.9%	-0.1 p.p.	-0.3 p.p.
Data Communication	142.1	7.6%	191.1	9.3%	220.4	10.6%	-0.2 p.p.	1.5 p.p.
Supplementary and Value Added Services	78.3	4.2%	95.8	4.7%	91.0	4.4%	0.4 p.p.	0.6 p.p.
Other	6.7	0.4%	26.6	1.3%	39.6	1.9%	0.6 p.p.	0.6 p.p.

Deductions	(745.4)	-39.8%	(823.7)	-40.1%	(826.6)	-39.9%	0.4 p.p.	-0.6 p.p.
NET REVENUES	1,874.0	100.0%	2,053.4	100.0%	2,073.2	100.0%	-	-

COSTS & OPERATING EXPENSES	(952.9)	-50.8%	(1,093.5)	-53.3%	(1,498.9)	-72.3%	-0.3 p.p.	-0.4 p.p.
Personnel	(87.3)	-4.7%	(97.2)	-4.7%	(145.7)	-7.0%	0.3 p.p.	0.6 p.p.
Materials	(20.6)	-1.1%	(22.3)	-1.1%	(24.6)	-1.2%	0.1 p.p.	0.0 p.p.
Subcontracted Services	(304.9)	-16.3%	(330.7)	-16.1%	(365.1)	-17.6%	0.0 p.p.	-0.2 p.p.
Interconnection	(406.4)	-21.7%	(455.6)	-22.2%	(461.3)	-22.2%	0.3 p.p.	-1.2 p.p.
Advertising and Marketing	(26.0)	-1.4%	(28.5)	-1.4%	(28.3)	-1.4%	-0.4 p.p.	0.6 p.p.
Provisions and Losses	(56.2)	-3.0%	(85.2)	-4.2%	(410.6)	-19.8%	-0.2 p.p.	0.2 p.p.
Other	(51.5)	-2.7%	(74.0)	-3.6%	(63.3)	-3.1%	-0.5 p.p.	-0.4 p.p.

EBITDA	921.1	49.2%	959.9	46.7%	574.3	27.7%	-0.3 p.p.	-0.4 p.p.

EBITDA of R$3,669.1 million in 2003, without considering non-recurring items

EBITDA of Brasil Telecom was R$3,669.1 million in 2003, without considering the non-recurring items. Taking these items into account, Brasil Telecom ended the year of 2003 with an EBITDA of R$3,304.1 million.

EBITDA of 4Q03 would have been R$939.3 million, if the non-recurring items registered in 4Q03 weren’t considered. Thus, EBITDA margin would have been 45.3%.

Financial Result

Table 8: Consolidated Financial Result

R$ million	3Q03	4Q03	Δ

Financial Revenue	83.7	106.6	27.4%
Local Currency	85.0	95.3	12.1%
Foreign Currency	(1.3)	11.3	N.A
Financial Expense	(213.0)	(244.6)	14.9%
Local Currency	(217.9)	(225.4)	3.4%
Foreign Currency	5.0	(19.2)	N.A
Interest on Shareholders' Equity	-	(98.2)	N.A

Financial Result	(129.3)	(236.2)	82.7%

Financial Result	In 4Q03, Brasil Telecom registered a negative net financial result of R$236.2 million, due to the credit of interest on shareholders’ equity.

Interest on shareholders’ equity

The Interest on Shareholder’s Equity of R$98.2 million registered in the financial result of the 4Q03, refers to additional credits relative to fiscal year 2003, approved by Brasil Telecom Participações S.A.’s Board of Directors, on a meeting held o October 31, 2003.

Table 9: Interest on shareholders’ equity credited in 2003

Date of Deliberation	Date of Credit	Brazilian "Ex-Date"	Payment Date	Total Ammount Credited (R$)	Gross Ammount per 1,000 Shares (R$)	Net Ammount per 1,000 Shares (R$)

31/10/2003	31/10/2003	13/11/2003	to be defined	98,200,000	0.276447561000	0.234980427000
28/01/2003	31/03/2003	10/04/2003	to be defined	52,000,000	0.145780000100	0.123913001000
28/01/2003	31/01/2003	10/02/2003	to be defined	70,000,000	0.199289432000	0.169396017000

Other Items

Amortization of Reconstituted Goodwill

In 4Q03, Brasil Telecom amortized R$31.0 million of reconstituted goodwill referent to the acquisition of CRT (without affecting the cash flow and the distribution of dividends), accounted for as non-operating expenses.

PP&E write-offs

Brasil Telecom booked property, plant & equipment write-offs related to the Rio Grande do Sul branch, former Companhia Riograndense de Telecomunicações S.A. (CRT), as a result of the physical inventory performed for transmission equipment, tools and instruments and multi-pair cables, among others, at the amount of R$302.7 million. Other write-offs, worth R$20.0 million, were added to this amount. These amounts do not represent any disbursement above those already made by the Company.

Net Result

Net loss of Brasil Telecom Participações totaled R$141.6 million in 4Q03 (-R$0.3971/1,000 shares). Net loss/ADR was -US$0.6792 in 4Q03. Net earnings in 2003 was R$145.1 million due to the non-recurring items.

Net loss adjusted by goodwill totaled R$110.6 million in 4Q03. In 2003, the net earnings adjusted by goodwill was R$269.2 million.

Balance Sheet

Table 10: Consolidated Balance Sheet

R$ Million	Dec/02	Dec/03

CURRENT ASSETS	3,749.3	4,681.1

Cash and Equivalents	1,596.2	1,956.7
Accounts Receivables (Net)	1,542.9	1,859.7
Deferred and Recoverable Taxes	416.0	701.0
Other Recoverable Amounts	113.6	108.9
Inventory	23.3	8.0
Other	57.4	46.8

LONG TERM ASSETS	1,497.3	1,623.6

Loans and Financing	155.4	132.6
Deferred and Recoverable Taxes	893.5	867.7
Other	448.5	623.4

PERMANENT ASSETS	10,855.8	10,016.5

Investment (Net)	165.2	338.6
Property, Plant and Equipment (Net)	10,023.6	9,031.8
Property, Plant and Equipment (Gross)	24,112.1	22,955.0
Accumulated Depreciation	(14,088.5)	(13,923.2)
Deferred Assets (Net)	667.0	646.1

TOTAL ASSETS	16,102.4	16,321.2

CURRENT LIABILITIES	2,478.7	3,747.2

Loans and Financing	591.9	1,697.0
Suppliers	919.5	936.1
Taxes and Contributions	375.8	466.3
Dividends Payable	249.8	322.7
Provisions	95.4	76.5
Salaries and Benefits	84.7	113.3
Consignment for Third Parties	78.8	51.9
Other	82.9	83.4

LONG TERM LIABILITIES	5,032.1	4,180.7

Loans and Financing	3,584.3	2,093.0
Provisions	795.7	1,128.5
Taxes and Contributions	425.7	672.2
Authorization for Services Exploration	175.0	211.8
Other	51.5	75.1

DEFERRED INCOME	11.0	11.4

MINORITY INTEREST	2,355.0	2,244.5

SHAREHOLDERS' EQUITY	6,225.5	6,137.3

Capital Stock	2,257.6	2,544.4
Capital Reserves	389.8	361.0
Profit Reserves	978.1	357.5
Retained Earnings	2,609.3	2,895.2
Treasury Shares	(9.2)	(20.8)

TOTAL LIABILITIES	16,102.4	16,321.2

Table 11: Balance Sheet of the Holding

R$ Million	Dec/02	Dec/03

CURRENT ASSETS	462.5	834.2

Cash and Equivalents	173.3	490.9
Deferred Taxes	101.9	199.7
Other Recoverable Amounts	2.8	2.1
Dividends / Interest on Shareholders' Equity Receivable	181.4	138.1
Other	3.2	3.4

LONG TERM ASSETS	1,908.8	1,752.7

Loans and Financing	1,674.2	1,622.9
Deferred and Recoverable Taxes	228.2	125.6
Other	6.4	4.2

PERMANENT ASSETS	4,671.9	4,474.1

Investment (Net)	4,661.5	4,470.5
Property, Plant and Equipment (Net)	5.2	2.6
Property, Plant and Equipment (Gross)	56.9	56.7
Accumulated Depreciation	(51.8)	(54.1)
Deferred Assets (Net)	5.3	1.1

TOTAL ASSETS	7,043.2	7,061.0

CURRENT LIABILITIES	154.2	435.3

Loans and Financing	25.1	214.0
Suppliers	0.5	0.5
Taxes and Contributions	4.8	4.2
Dividends Payable	120.9	213.5
Salaries and Benefits	1.3	2.8
Consignment for Third Parties	0.1	0.1
Other	1.5	0.2

LONG TERM LIABILITIES	648.9	477.3

Loans and Financing	594.6	438.0
Taxes and Contributions	54.3	39.1
Other	-	0.2

SHAREHOLDERS' EQUITY	6,240.1	6,148.4

Capital Stock	2,257.6	2,544.4
Capital Reserves	389.8	361.0
Profit Reserves	978.1	357.5
Retained Earnings	2,623.8	2,906.2
Treasury Shares	(9.2)	(20.8)

TOTAL LIABILITIES	7,043.2	7,061.0

Indebtedness

Table 12: Indebtedness

R$ Million	Currency	Cost	Maturity	% Total	Balance Dec/03

Short Term				44.8%	1,697.0
BNDES	R$	TJLP + 6,5% p.a.	dec/2007		15.6
BNDES	R$	TJLP + 3,85% p.a.	dec/2007		338.3
BNDES	R$	TJLP + 3,85% p.a.	oct/2007		80.7
BNDES	R$	Basket + 6,5%	dec/2007
BNDES	R$	Basket + 3,85%	nov/2007		13.8
Debentures	R$	TJLP + 4% p.a.	jul/2006		213.9
BRDE	R$	IGP-M+12,0% p.a.	sep/2006		7.5
BB	R$	14% p.a.	jan/2008		5.0
Public Debenture - 1st Issuance	R$	109% CDI	may/2004		514.3
Public Debenture - 2nd Issuance	R$	109% CDI	dec/2004		405.6
Financial Institutions II	US$	Lib6 + 4,0% p.a.	mar/2006		12.9
Financial Institutions III	US$	Lib6 + 2,4% p.a.	dec/2005		10.3
Financial Institutions IV	US$	Lib6 + 0,5% p.a.	jul/2008-jul/2010		13.5
Suppliers I	US$	Lib3 + 2,95% p.a.	jun/2007		0.3
Suppliers II	US$	1,75% p.a.	feb/2014		0.2
Suppliers III	US$	Lib3 + 2,95% p.a.	jun/2007		0.1
Hedge Adjustmest					23.6
Long Term				55.2%	2,093.0
BNDES	R$	TJLP + 6,5% p.a.	dec/2007		43.8
BNDES	R$	TJLP + 3,85% p.a.	dec/2007		1,063.6
BNDES	R$	TJLP + 3,85% p.a.	oct/2007		224.0
BNDES	R$	Basket + 6,5%	dec/2007		114.8
BNDES	R$	Basket + 3,85%	nov/2007		39.3
Debentures	R$	TJLP + 4% p.a.	jul/2006		437.6
BRDE	R$	IGP-M+12,0% p.a.	sep/2006		14.2
BB	R$	14% p.a.	jan/2008		15.4
Financial Institutions II	US$	Lib6 + 4,0% p.a.	mar/2006		18.6
Financial Institutions III	US$	Lib6 + 2,4% p.a.	dec/2005		10.3
Financial Institutions IV	US$	Lib6 + 0,5% p.a.	jul/2008-jul/2010		76.5
Suppliers I	US$	Lib3 + 2,95% p.a.	jun/2007
Suppliers II	US$	1,75% p.a.	feb/2014
Suppliers III	US$	Lib3 + 2,95% p.a.	jun/2007
Hedge Adjustmest					31.1
Total Debt				100.0%	3,790.0

Total Debt	At the end of December, Brasil Telecom’s total consolidated debt was R$3.8 billion, 5.0% less than the amount registered in 3Q03.

Average Cost of Debt	Brasil Telecom’s debt had an average accumulated cost for the year of 2003 of 17.2% or 74.1% of CDI (Domestic Interbank Rate).

Net Debt	Net debt totaled R$1,833.3 million, a reduction of 23.1% in relation to September of 2003.

Table 13: Indebtedness by Currency

Debt BRP (R$ Million)	Dec 2002	Sep 2003	Dec 2003	Δ Quarter	Δ Year

Short Term	591.9	1,420.1	1,697.0	19.5%	186.7%
In R$	472.5	1,280.1	1,581.1	23.5%	234.6%
In US$	46.5	36.4	43.4	19.1%	-6.7%
In Currency Basket	72.9	103.7	72.5	-30.0%	-0.6%
Long Term	3,584.3	2,567.9	2,093.0	-18.50/0	-41.6%
In R$	3,171.7	2,285.4	1,798.6	-21.3%	-43.3%
In US$	169.0	114.8	113.1	-1.5%	-33.1%
In Currency Basket	243.6	167.7	181.4	8.2%	-25.6%
Total Debt	4,176.2	3,988.0	3,790.0	-5.00/0	-9.2%
(-) Cash	1,596.2	1,604.2	1,956.7	22.0%	22.6%
Net Debt	2,580.0	2,383.8	1,833.3	-23.1%	-28.9%

Long term debt	At the end of 4Q03, 55.2% of the total debt was registered in the long term with the following amortization schedule:

Table 14: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2005	35.9%
2006	37.3%
2007	24.9%
2008 and after	1.9%

Indebtedness denominated in U.S. dollars

At the end of December 2003, the dollar-pegged debt totaled R$156.5 million and the currency basket denominated debt represented R$253.9 million, all the amounts considering their respective hedge adjustments

In 4Q03, Brasil Telecom changed the registering form of hedge contracts, breaking it down according to short and long term foreign currency denominated debt.

On December 31, 2003, Brasil Telecom was hedged for 66.7% of the debt pegged to exchange variation, including the currency basket debt.

Leverage Degree	On December 31, 2003, Brasil Telecom’s financial leverage, represented by the ratio of its net debt was equal to 29.9%, against 37.4% in September.

Investments in the Permanent Assets

Table 15: Breakdown of Investments in the Permanent Assets

R$ Million	4Q02	3Q03	4Q03	12M02	12M03	Δ Quarter	Δ Year

Network Expansion	294.3	168.9	159.0	809.5	674.3	-5.9%	-16.7%
Conventional Telephony	109.4	60.7	62.7	416.5	302.8	3.2%	-27.3%
Transmission Backbone	21.8	23.3	5.4	73.3	57.3	-76.7%	-21.8%
Data Network	138.8	75.2	61.2	231.3	264.9	-18.6%	14.5%
Intelligent Network	12.1	7.0	19.8	34.6	28.8	182.8%	-16.8%
Network Management Systems	8.9	2.0	7.6	23.4	14.7	279.0%	-37.4%
Other Investments in Network Expansion	3.3	0.8	2.3	30.3	5.9	190.5%	-80.6%
Network Operation	124.5	68.4	68.2	372.8	251.6	-0.2%	-32.5%
Public Telephony	1.3	1.2	0.2	12.4	8.3	-85.6%	-33.3%
Information Technology	144.9	42.8	81.8	366.8	210.1	91.0%	-42.7%
Expansion Personnel	23.5	20.2	18.5	98.4	83.0	-8.6%	-15.7%
Other	29.7	21.8	72.8	22.6	501.3	234.1%	N.A.

Total Investments in Permanent Assets	618.1	323.3	400.5	1,682.5	1,728.6	23.9%	2.7%

Expansion Financial Expenses	25.5	16.5	(0.2)	129.4	61.3	N.A.	-52.6%

Total	643.6	339.9	400.2	1,811.8	1,790.0	17.8%	-1.2%

Investments in permanent assets

Investments in fixed telephony totaled R$1,328.7 million in the year of 2003, 32.8% lower than the amount registered in 2002. In 4Q03, R$350.4 million was invested, against R$323.3 million in the previous quarter

The investments in the subsidiaries, Brasil Telecom Celular, Globenet, Metrored and iBest, are included in the account “others”. A total of R$109.2 million was invested in the PCS operation throughout 2003. The acquisitions of Globenet, MetroRed and iBest, represented a disbursement of R$356.7 million in the year.

Cash flow

Table 16: Consolidated Cash Flow

R$ Million	4Q02	3Q03	4Q03

OPERATING ACTIVITIES
(+) Net Income of the Period	129.1	116.6	(141.6)
(+) Minority Participation	61.8	33.4	(105.6)
(+) Items with no Cash Effects	643.0	838.3	1,600.7
Depreciation and Amortization	519.9	523.2	510.1
Losses with Accounts Receivable from Services	76.2	68.1	67.8
Provision for Doubtful Accounts	(2.8)	(2.4)	34.8
Provision for Contingencies	(12.0)	19.6	309.7
Deferred Taxes	11.1	(68.2)	153.2
Goodwill Amortization - CRT Acquisition	31.0	37.6	25.9
Result from the Write-off of Permanent Assets	9.4	1.3	329.8
Financial Expenses	97.3	257.6	176.5
Gains/Losses in Investments	-	1.5	10.5
Other Expenses/Revenues with no Cash Effects	(87.3)	-	(17.6)
(-) Equity Changes	(173.0)	202.7	347.0
(=) Cash Flow from Operating Activities	1,006.9	785.7	1,006.5

INVESTMENT ACTIVITIES
Financial Investments	0.8	0.0	(2.0)
Investment Suppliers	141.1	64.4	56.5
Funds from Sales of Permanent Assets	9.1	4.1	2.2
Investments in Permanent Assets	(812.6)	(327.0)	(363.1)
Acquisition of New Companies	-	-	-
Other Investment Flows	(15.7)	(1.2)	0.0
(=) Cash Flow from Investment Activities	(677.3)	(259.7)	(306.4)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	4.7	(2.4)	1.1
Loans and Financing	494.9	(234.7)	(345.3)
Loans Obtained	718.0	60.0	1.0
Loans Paid	(111.5)	(138.1)	(167.8)
Interest Paid	(111.6)	(156.6)	(178.4)
Increases in Shareholders' Equity	4.0	(4.4)	(0.0)
Other Financing Flows	(21.2)	(17.7)	(3.4)
(=) Cash Flow from Financing Activities	473.3	(259.3)	(347.7)

CASH FLOW OF THE PERIOD	803.0	266.7	352.5

Cash and Cash Equivalents - current balance	1,596.2	1,604.2	1,956.7
Cash and Cash Equivalents - previous balance	793.2	1,337.5	1,604.2
Variation in Cash and Cash Equivalents	803.0	266.7	352.5

OPERATING CASH FLOW	1,006.9	785.7	1,006.5
(-) Investments on Permanent Assets (includes Investment Suppliers)	(677.3)	(259.7)	(306.4)
(-) Interest Paid	(111.5)	(156.6)	(178.4)

(=) FREE CASH FLOW	218.1	369.3	521.7

Operating cash flow in 4Q03 was R$1,006.5 million	The operating generation of Brasil Telecom Participações reached R$1,006.5 million in 4Q03, surpassing by 28.1% the amount registered in the previous quarter.

By deducting from the operating activities generation, the flow of investments for the period in the amount of R$306.4 million in 4Q03, net operating generation of Brasil Telecom Participações reached R$700.1 million in the period, against R$526.0 million in 3Q03.

Free cash flow in 4Q03 was R$521.7 million	Brasil Telecom free cash flow in 4Q03 was R$521.7 million, against R$369.3 million in 3Q03, 41.3% above the amount registered in the previous quarter.

Stock Market

Table 17: Stock Performance

	Closing Price as of Dec/31/03	Performance

		In 4Q03	In 12 months	In 24 months

Common Shares (BRTP3) (in R$/1,000 shares)	18.25	12.2%	39.2%	7.7%
Preferred Shares (BRTP4) (in R$/1,000 shares)	21.61	-1.8%	26.8%	26.7%
ADR (BRP) (in US$/ADR)	37.43	-2.3%	48.2%	-9.8%
Ibovespa (points)	22,236	38.9%	97.3%	63.8%
Itel (points)	888	23.5%	66.8%	32.9%
IGC (points)	1,845	35.7%	79.7%	82.5%
Dow Jones (points)	10,425	12.4%	25.0%	4.0%

Graph 9: Stock Performance in 4Q03 – Bovespa and NYSE

(Base 100 = September 30, 2003)

Table 18: Share in the Theoretical Portfolio

	Ibovespa		Itel		IGC

	Sep /Dec	Jan/ Apr	Sep/Dec	Jan/ Apr	Sep/Dec	Jan/ Apr

BRTP3	0.433%	0.419%	3.057%	2.646%	1.235%	0.787%
BRTP4	2.266%	2.010%	16.943%	13.697%	6.845%	4.075%

Shareholders Structure

Table 19: Shareholders Structure

Dec 2003	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações SA	71,830,503,826	53.6%	161,687,175	0.1%	71,992,191,001	20.2%
ADR	-	0.0%	140,385,355,000	63.0%	140,385,355,000	39.4%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	60,720,384,377	45.3%	82,123,145,708	36.9%	142,843,530,085	40.0%

Total	134,031,688,203	100.0%	222,670,187,883	100.0%	356,701,876,086	100.0%

Sep 2003	Common Shares	%	Preferred Shares	%	Total	%

Sol part Participações S.A.	71,830,503,826	53.6%	161,687,175	0.1%	71,992,191,001	20.2%
ADR	-	0.0%	140,617,220,000	63.2%	140,617,220,000	39.4%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	60,720,384,377	45.3%	81,891,280,708	36.8%	142,611,665,085	40.0%

Total	134,031,688,203	100.0%	222,670,187,883	100.0%	356,701,876,086	100.0%

Corporate Governance

Public Offering

In an official letter issued on October 21, 2003, the Brazilian Securities and Exchange Commission (CVM) granted concession of a Public Offer for the acquisition of common shares for preferred shares, of Brasil Telecom S.A. issuance, in the condition of “Object Company”, to be conducted by Brasil Telecom Participações S.A., in the condition of “Offering Company”.

Presently, 71% of the common shares permissible for this operation were exchanged for preferred shares at the request of the shareholders. Despite the adhesion period of the Public Acquisition Offer (OPA) having ended on December 2, 2003, the acceptance of the OPA may still occur until December 10, 2004, which is the put period defined in the bid notice. This is a good opportunity for the investors of common shares of Brasil Telecom S.A. to migrate to preferred shares of the Company, which have higher liquidity.

New Products and Services

BrTubo Asas

Brasil Telecom launched BrTurbo Asas, a service which offers Internet at high speed through a wireless network. Besides the convenience of accessing applications and services without the need of cables, BrTurbo Asas also offers the exclusive Travel Channel, a gateway packed with tips about cultural programs in the cities where the access is being made, besides information about restaurants, pharmacies, body shops, maps of locations and many other facilities and conveniences.

The new solution makes easier the life of those who are traveling for business or leisure, since the person can connect to the Internet or the private network of airports, hotels, cafes or any other establishment accredited as an Asas Center (area where the BrTurbo Asas service can be used).

BrTurbo Asas may be acquired through two plans: “eventual use” or “subscription”. Until January 31, 2004, the clients paid nothing and, after this date, those who chose the “subscription” plan will receive a 50% discount for the year. In line with a philosophy aimed at the client, BrTurbo offers a new solution integrated to a network with points scattered throughout several Brazilian cities.

102 Plus

Brasil Telecom and Mídia Telecom are launching a new media which uses our Directory Assistance service - 102. It is dubbed 102 Plus, a new channel that enables companies and professionals to sponsor queries made to “102” through an ad or by offering to the user, free of charge, search by activity or business profile.

102 Plus is available in the entire coverage area of Brasil Telecom. Through it, searches can be carried out by activity, operating hours or, even, payment methods of the establishments.

Besides the benefits to the clients, 102 Plus places the advertiser in direct contact with its target market. The client-company can make use of jingles or detailed messages about services and products with a maximum duration of 15 seconds, which exclusively reach the people who are interested in the information.

The “102” is the most popular service on the market with around 20 million calls a month and more than seven million monthly Internet accesses.

Vetor

Brasil Telecom launched in 2003 its main data communication product for corporate and business clients: the Vetor.

Vetor was created with the objective of offering an integrated, virtual, unique and safe solution to the clients and is delivered through the IP network of Brasil Telecom using Broadband access.

It is fundamentally aimed at private virtual networks - VPN and it offers, at high speed and with considerable savings, the possibility of different simultaneous applications such as e-mails, data transmission, voice and multimedia. While typical accesses are restricted to a range between 64Kb and 128Kb, Vetor offers a range of between at least 256Kb up to 155Mb.

Through Vetor, the client pays a simple subscription fee, regardless of usage time, for each effectively installed point, with direct transmission which enables a 20% shrink in total communication costs.

Therefore, Brasil Telecom offers flexible and innovative services to the market aiming at excellence in the provision of data communication services while propitiating savings to the client.

Recognition

“Most Innovative” from Information Week Magazine

The October edition of the Information Week magazine showed the result of a study which pointed out the 100 most innovative Brazilian companies to use information technology. This year, in the third edition of this award, Brasil Telecom ranked in 16th place in the general ranking (in last year’s study, BrT was in 36th place) and it came in first place for telecommunication companies.

This study took into consideration three main topics – collaboration, metrics and knowledge management – evaluated using a 30-question survey. A total of 220 companies participated in the research.

ABRH/DF Award

The Program “Prominent People” (Gente em Destaque) was recognized by the Brazilian Human Resource Association (Associação Brasileira de Recursos Humanos- FD) – with the Candango Award of Excellence in Human Resources.

2003 Abraforte Award

The president of BrTurbo, Serhan Ozmen, was the winner of the Abraforte 2003 Award, in the category Internet Provider. With only two years of operation, the provider whose content is 100% broadband of BrT Serviços de Internet, an integral subsidiary of Brasil Telecom, was honored with an important award of the sector. The award was given by the Brazilian Association for the Development of Telecommunication Network Business (Associação Brasileira para Fomento de Negócios em Rede de Telecomunicações - Abraforte) to the most prominent executives in the telecommunications segment in 2003.

Recent Events

Exercise of call option on Vant and MetroRed

With the target approval, Brasil Telecom manifested on January 20, 2004, before MetroRED Telecommunications Group Ltd. (“MetroRED”) and FTT Ventures, Limited (“FTT”), as well as before Aescom Sul Ltda. (“Aescom”), its intention to exercise its option to buy the remaining capital, respectively, of MTH do Brasil Ltda. (“MTH”), the company which holds 99.9% of the capital stock of MetroRED Telecomunicações Ltda. (“MetroRED Brasil”), and of Vant Telecomunicações S.A. (“Vant”).

With the conclusion of the acquisitions, Brasil Telecom will directly or indirectly become the holder of 100% of the capital stock of the above mentioned companies. It is worth noting that the Company has already previously acquired 19.9% of the capital stock of MTH and Vant. It is worth noting that the Company has already previously acquired 19.9% of the capital stock of MTH and Vant. The total amount for the purchase of the remaining 80.1% of capital stock of MTH will be equivalent to US$51.0 million, while the total amount for the purchase of the remaining 80.1% of the voting capital of Vant will be equivalent to R$15.6 million.

MetroRED established itself in Brazil in August 1997 and, on December 1998, it began its commercial operations to provide a wide range of telecommunication services through optical fiber digital networks. The MetroRED Brasil system has 339 kilometers of local network in São Paulo, Rio de Janeiro and Belo Horizonte and 1,485 kilometers of long distance network connecting the largest metropolitan commercial centers. MetroRED Brasil also has an Internet Solution Center in São Paulo, which offers co-location, hosting and other value-added service.

In turn, Vant is a company which provides corporate network services and was founded in October 1999. Initially focused on the TCP/IP network, Vant was the first carrier in Brazil to offer services with a network 100% based on this technology. Vant services the whole country by being present in the main Brazilian capital cities and offers a vast portfolio of voice and data products.

The conclusion of the above mentioned transactions is conditioned to verification of certain usual conditions for operations of this nature, including approval by Anatel to transfer the control of MetroRED and Vant.

Interest on Shareholder’s Equity

Brasil Telecom Participações credited the amount of R$75.0 million as interest on shareholder’ equity on January 30, 2004, equivalent to R$0.211136121 gross per thousand shares and R$0.179465703 net of income tax per thousand preferred and ordinary shares, according to Article 9 of Law 9249 of December 26, 1995 e Deliberation # 207/96 of Brazilian SEC - CVM.

Interest on Shareholders’ Equity may be credited to dividends relative to fiscal year 2004 and is subject to the approval of the 2005 Ordinary General Shareholders’ Meeting, which will indicate the date of the payment.

Indicators

Table 20: Evolution of the Indicators

PLANT	4Q02	1Q03	2Q03	3Q03	4Q03

Lines installed (thousand)	10,548	10,608	10,656	10,678	10,686
Additional lines installed (thousand)	4	60	48	22	9

Lines in service - LIS (thousand)	9,465	9,595	9,741	9,809	9,851
Residential (thousand)	6,862	6,979	7,107	7,168	7,166
Non-residential (thousand)	1,540	1,548	1,565	1,567	1,566
Public phones (thousand)	293	296	297	297	296
Pre-paid (thousand)	206	215	218	232	266
Other (including PBX) (thousand)	564	557	554	546	557
Additional lines in service (thousand)	237	130	146	68	42
Average lines in service (thousand)	9,347	9,530	9,668	9,775	9,830

Utilization rate	89.7%	90.5%	91.4%	91.9%	92.2%

Teledensity (LIS/100 inhabitants)	23.1	23.2	23.5	23.5	23.4

ADSL lines in service (thousand)	140.7	165.1	194.8	239.4	281.9

TRAFFIC	4Q02	1Q03	2Q03	3Q03	4Q03

Exceeding local pulses (million)	3,256	2,973	2,959	3,099	2,927

Domestic long distance - DLD (million minutes)	1,756	1,611	1,744	1,709	1,559

Fixed-mobile (million minutes)	1,143	1,058	1,058	979	991
VC-1 (million minutes)	1,021	939	947	877	909
VC-2 (million minutes)	108	104	98	85	66
VC-3 (million minutes)	14	14	13	16	16

PRODUCTIVITY	4Q02	1Q03	2Q03	3Q03	4Q03

No of employees	5,571	5,548	5,316	5,217	5,264
Average no of employees	5,676	5,560	5,432	5,267	5,241
LIS/employee	1,699	1,729	1,832	1,880	1,871

Net revenue/average no of employees/month (R$ thousand)	110.1	112.3	117.5	130.0	131.9
EBITDA/average no of employees/month (R$ thousand)	54.1	52.0	55.3	60.8	36.9
Net earnings/average no of employees/month (R$ thousand)	7.6	6.1	4.2	7.4	(19.8)

Exceeding local pulses/average LIS/month	116.1	104.0	102.0	105.7	99.3
DLD minutes/average LIS/month	62.6	56.3	60.1	58.3	52.9
Fixed-mobile minutes/average LIS/month	40.8	37.0	36.5	33.4	33.6

Net revenue/average LIS/month (R$)	66.8	65.5	65.9	69.9	70.3
EBITDA/average LIS/month (R$)	32.9	30.4	31.1	32.7	19.6
Net earnings/average LIS/month (R$)	4.6	3.5	2.4	4.0	(10.6)

QUALITY	4Q02	1Q03	2Q03	3Q03	4Q03

Quality goals achieved	34/35/35	35/35/35	35/35/35	35/35/34	35/35/35

Digitization rate	99.0%	99.0%	99.0%	99.0%	99.0%

PROFITABILITY	4Q02	1Q03	2Q03	3Q03	4Q03

EBITDA margin	49.2%	46.3%	47.1%	46.7%	27.9%

Net margin	6.9%	5.4%	3.6%	5.7%	-15.0%

Return on equity - ROE	2.1%	1.6%	1.1%	1.8%	-5.1%

CAPITAL STRUCTURE	4Q02	1Q03	2Q03	3Q03	4Q03

Cash and Equivalents (R$ million)	1,596	1,643	1,338	1,604	1,957

Total debt (R$ million)	4,176	4,148	3,969	3,988	3,790
Short term debt	592	660	1,125	1,420	1,697
Long term debt	3,584	3,488	2,844	2,568	2,093

Short term debt	14.2%	15.9%	28.4%	35.6%	44.8%
Long term debt	85.8%	84.1%	71.6%	64.4%	55.2%

Net debt (R$ million)	2,580	2,505	2,631	2,384	1,833

Shareholders' equity (R$ million)	6,226	6,200	6,269	6,381	6,137

Net debt/shareholders' equity	41.4%	40.4%	42.0%	37.4%	29.9%

Next Events

Teleconference: 4Q03 Results
Phone: (719) 457-2657
Date: February 13 (Friday)
Time: 9:00 a.m. (Eastern time)

IR Contacts

Marcos Tourinho (Head)	Phone: (55 61) 415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Manager)	Phone: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Flávia Menezes	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Edinelson Oliveira	Phone: (55 61) 415-1122	edinelson@brasiltelecom.com.br
Cristiano Pereira	Phone: (55 61) 415-1291	cpereira@brasiltelecom.com.br

Media Contact

Cesar Borges	Tel: (55 61) 415-1378	cesarb@brasiltelecom.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer